FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



For the month of   June 2005
                   ---------  -------------------
Commission File Number            0-16174
                       --------------------------



                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                     --------------------------------------
                 (Translation of registrant's name into English)


                          5 Basel Street, P.O. Box 3190
                           Petach Tikva 49131 Israel
                           -------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F [X]   Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [ ]   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-
                                                   ---------------------------

[TEVA LOGO]

                                                                   June 21, 2005

Dear Shareholder,

     You are cordially invited to attend the 2005 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel, on July 27, 2005 at 5:00 p.m. local time.

     At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Teva's board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

     We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Voting Instruction Card and then, at your earliest convenience, mail it in the envelope provided.

     Teva urges all of its shareholders to review our annual report on Form 20-F, which is available on our web site at www.tevapharm.com.

     Thank you for your cooperation.

                                        Sincerely,

                                        Eli Hurvitz
                                        Chairman of the Board

                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED

                    Notice of Annual Meeting of Shareholders

     Notice is hereby given that the 2005 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel on July 27, 2005 at 5:00 p.m. local time.

     The agenda for the Annual Meeting is to adopt the following resolutions:

1. To receive and discuss the Company's consolidated balance sheet as of December 31, 2004 and the consolidated statements of income for the year then ended.

2. To approve the board of directors' recommendation that the cash dividend for the year ended December 31, 2004, which was paid in four installments and aggregated NIS 0.975 (approximately US$0.22) per ordinary share, be declared final.

3. To appoint Dr. Leora (Rubin) Meridor as a Statutory Independent Director (as defined below) for an additional term of three years, following the expected expiration of her initial term of appointment on December 7, 2005.

4. To elect the following four directors, each to serve for an additional three-year term: Eli Hurvitz, Ruth Cheshin, Prof. Michael Sela and Harold Snyder.

5. To approve the purchase of director's and officer's liability insurance for the directors and officers of the Company and its subsidiaries, with the same existing annual coverage of up to $250 million, for the period from June 1, 2005 through May 31, 2006.

6.   To approve the Company's 2005 Omnibus Long-Term Share Incentive Plan.

7. To approve an amendment to provisions of the Company's Articles of Association relating to the indemnification of directors and officers in order to incorporate certain provisions of recent amendments of the Israeli Companies Law regarding indemnification of directors and officers, and more closely correlate the text of the Company's Articles with the text of the Israeli Companies Law (as amended).

8. To approve an amendment to the Company's Articles of Association that would increase the registered share capital of the Company by NIS 50,000,000 to a total of NIS 150,000,000 by the creation of 500,000,000 additional ordinary shares of par value NIS 0.1 each.

9. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. ("PwC"), as the Company's independent registered public accounting firm for the year ending December 31, 2005 and to authorize the audit committee to determine their compensation and the board of directors to ratify such determination.

     Only shareholders of record at the close of business on June 20, 2005 will be entitled to this notice of, and to vote at, the Annual Meeting.



                                        By Order of the Board of Directors,

                                        TEVA PHARMACEUTICAL INDUSTRIES LIMITED

                                        Uzi Karniel, Adv.
                                        Corporate Secretary

                                Table of Contents
                                -----------------

                                                                            Page
                                                                            ----

The Meeting                                                                    2
     Record Date; Shareholders Entitled to Vote                                2
     Quorum and Voting Procedure                                               2
     Shareholder Nominations                                                   3
     Householding of Proxy Materials                                           3
     Expenses of Solicitation of Proxies                                       3

Proposal 1:  Presentation of Financial Statements                              4
Proposal 2:  Approval of Dividend                                              4
Proposal 3:  Appointment of Statutory Independent Director                     4
Proposal 4:  Election of Directors                                             4
     Directors                                                                 5
          Directors Being Considered for Election at this Annual Meeting       5
          Continuing Directors                                                 6
     Board Practices and Committees                                            7
          Statutory Independent Directors                                      8
          Committees of the Board                                              8
     Code of Ethics                                                           10
Proposal 5:  Approval of Liability Insurance                                  10
Proposal 6:  Approval of the Teva Pharmaceutical Industries Limited 2005
             Omnibus Long-Term Share Incentive Plan                           10
     Term of the Plan                                                         10
     Shares Available for Issuance Under the Plan                             10
     Purpose                                                                  11
     General Administration                                                   11
     Eligibility                                                              12
     Types of Incentive Awards Available Under the Plan                       12
     Other Information                                                        14
     United States Federal Income Taxes                                       16
Proposal 7:  Amendment to the Company's Articles of Association
             (Indemnification of Directors and Officers)                      16
Proposal 8:  Amendment to the Company's Articles of Association
             (Increase in Registered Share Capital)                           17
Proposal 9:  Appointment of Independent Registered Public Accounting Firm     18
     Independent Registered Public Accounting Firm Fees                       18
     Policy on Pre-Approval of Audit and Non-Audit Services of Independent
        Registered Public Accounting Firm                                     19

Audit Committee Charter                                                Exhibit A
Teva Pharmaceutical Industries Limited 2005 Omnibus
Long-Term Share Incentive Plan                                         Exhibit B

The Meeting
-----------

     The 2005 Annual Meeting of Shareholders of the Company will be held at the Company's executive offices at 5 Basel Street, Petach Tikva, Israel on July 27, 2005 at 5:00 p.m. local time.

     Record Date; Shareholders Entitled to Vote

     Only shareholders of record at the close of business on June 20, 2005 will be entitled to notice of, and to vote at, the Annual Meeting. At such time, each issued and outstanding ordinary share, par value NIS 0.1 per share, shall be entitled to one vote on all matters properly submitted at the Annual Meeting.

     Quorum and Voting Procedure

     Two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company are necessary to constitute a legal quorum.

     Other than as described below, the vote of the holders of a majority of shares of stock participating at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt any proposal.

     The third proposal, relating to the approval of the extension of Dr. Leora (Rubin) Meridor's term of appointment, is subject to one of the following conditions: (i) the majority of the votes cast at the meeting and voting in favor of the appointment shall include at least one-third of the votes of shareholders who are not controlling persons (as such term is defined in the Israeli Companies Law), participating at the meeting (not including abstentions); or (ii) the total number of objecting votes of shareholders who are not controlling persons (as such term is defined in the Israeli Companies
Law) do not exceed 1% of the total voting rights in the Company.

     In addition, in accordance with applicable Nasdaq rules, the Company is seeking shareholder approval with respect to the sixth proposal, relating to the Company's 2005 Omnibus Long-Term Share Incentive Plan. The Company has chosen not to avail itself of an exemption from this Nasdaq requirement, which exempts foreign private issuers, such as the Company, from practices that are contrary to generally accepted business practices in its home jurisdiction.

     Finally, each of the seventh and eighth proposals, relating to the amendments to the Company's Articles of Association, requires the affirmative vote of at least 75% of shares voting at the Annual Meeting in person or by proxy.

     Under the terms of the Depositary Agreement among Teva and The Bank of New York, which acts as the Depositary, and the holders of the Company's American Depositary Receipts ("ADRs"), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by your ADRs in accordance with your instructions. If your instructions are not received by the Depositary, the Depositary shall give a discretionary proxy for the ordinary shares represented by your ADRs to a person designated by the Company.

     Shareholder Nominations

     Under the terms of Teva's Articles of Association, any shareholder may nominate candidates for election as directors. Any such nominations must be delivered to Teva at its executive offices within 10 days of the notice of the Annual Meeting and contain the information required by Article 60(e) of Teva's Articles of Association.

     Householding of Proxy Materials

     Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or the Company's annual report may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of either document to you if you write to or call the Company at the following address or phone number: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-926-7554,
Attn: Investor Relations. If you want to receive separate copies of the Company's annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone number.

     Expenses of Solicitation of Proxies

     The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile and personal interviews.

PROPOSAL 1: PRESENTATION OF FINANCIAL STATEMENTS
------------------------------------------------

     The board of directors has approved and is presenting to the shareholders for receipt and discussion at the Annual Meeting Teva's Consolidated Balance Sheet as of December 31, 2004 and the Consolidated Statements of Income for the year then ended, which are included in Teva's Annual Report on Form 20-F for the year ended December 31, 2004.



PROPOSAL 2: APPROVAL OF DIVIDEND
--------------------------------

     The board of directors recommends that the shareholders approve the board's recommendation that the cash dividend for the year ended December 31, 2004, which was paid in four installments and aggregated NIS 0.975 (approximately US $0.22) per ordinary share, be declared final.



PROPOSAL 3: APPOINTMENT OF STATUTORY INDEPENDENT DIRECTOR
---------------------------------------------------------

     Following the recommendation of Teva's nominating committee, the board of directors recommends that the shareholders approve the extension of the appointment of Dr. Leora (Rubin) Meridor as a Statutory Independent Director (as defined below) for an additional term of three (3) years following the expected expiration of her initial term of appointment on December 7, 2005.

     Under the provisions of the Israeli Companies Law, the Company is required to nominate and elect not less than two directors who are required to meet the independence criteria of the Israeli Companies Law ("Statutory Independent Directors"). A Statutory Independent Director can be elected for a period of three years, which term of service may be extended for one additional period of three years.

     Dr. Meridor has been a director of Teva since December 2002. She has been the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd. since 2001. She served as Chair of the Board of Hapoalim Capital Markets between 2001 and 2004. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and has a Bachelor's degree in Mathematics and Physics, a Master's degree in Mathematics and a Ph.D. in Economics from the Hebrew University, Jerusalem. She serves on several boards of directors (NICE Systems Ltd., Isrotel Ltd., GEJ Yizum Ltd. and Weizmann Institute of Science) and qualifies as a Statutory Independent Director under the Israeli Companies Law.



PROPOSAL 4: ELECTION OF DIRECTORS
---------------------------------

     Following the recommendation of Teva's nominating committee, which considers candidates' knowledge and experience and their ability to contribute to the future development of Teva's global business activities, the board of directors recommends that the shareholders approve the election of the following four directors, each to serve for an additional three-year term: Eli Hurvitz, Ruth Cheshin, Prof. Michael Sela and Harold Snyder.

Directors

          The following table sets forth information as to the directors of Teva as of May 10, 2005:

                                           Director    Term
Name                             Age       Since       Ends
----                             ---       -----       ----
Eli Hurvitz - Chairman(1)(2)     72        1968        2005
Ruth Cheshin(2)                  68        1989        2005
Abraham E. Cohen                 67        1992        2007
Leslie Dan                       75        2001        2007
Prof. Meir Heth                  72        1977        2007
Prof. Moshe Many                 76        1987        2007
Dr. Leora (Rubin) Meridor(3)     57        2002        2005
Dr. Max Reis                     77        2001        2006
Carlo Salvi                      68        2004        2006
Prof. Michael Sela               81        1987        2005
Dov Shafir                       73        1969        2007
Prof. Gabriela Shalev(3)         63        2003        2006
David Shamir                     44        2004        2006
Harold Snyder                    82        1996        2005
--------
(1) Eli Hurvitz is the father of Chaim Hurvitz, Teva's Group Vice President International.
(2) Ruth Cheshin and Eli Hurvitz are sister- and brother-in-law.
(3) Statutory Independent Director elected in accordance with the Israeli Companies Law.

     Directors Being Considered for Election at this Annual Meeting

     Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he was Teva's President and Chief Executive Officer for over 25 years and has been employed at Teva for over 40 years. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of NeuroSurvival Technologies Ltd. (NST) (a private company), Member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University, and a director of Vishay Intertechnology. He was a member of the board of Koor Industries Ltd. from 1997 through 2004. He served as the President of the Israel Manufacturers Association from 1981 through 1986. He received his B.A. in Economics and Business Administration from the Hebrew University in 1957.

     Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational and cultural projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member on many of the city's most important boards.

     Dr. Leora (Rubin) Meridor. Please see the third proposal, above, for Dr. Meridor's biographical information.

     Prof. Michael Sela is a Professor of Immunology at the Weizmann Institute of Science, where he was the President from 1975 through 1985 and served as a Deputy Chairman of the Board of Governors of the Weizmann Institute of Science from 1985 through 2004. He received his Ph.D. degree in Biochemistry from the Hebrew University in 1954.

     Harold Snyder, now retired, was Senior Vice President of Teva Pharmaceuticals USA, Inc., Teva's principal subsidiary, and the former President of Biocraft Laboratories, Inc. Mr. Snyder founded Biocraft Laboratories in 1964. He had previously served as President of Stoneham Laboratories Inc. He received his B.S. in Science from New York University in 1948 and his M.A. in Natural Science from Columbia University in 1950.

     Continuing Directors

     Abraham E. Cohen served as Senior Vice President of Merck & Co. and, from 1977 to 1988, as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He is presently a director of Akzo Novel NV, Chugai Pharmaceutical Co. USA and Vasomedical, Inc.

     Leslie Dan is the Chairman of Novopharm Limited, which he founded and managed until its acquisition by Teva in 2000. Mr. Dan serves on several hospital boards in Canada and is a director of Draxis Pharmaceutical Company and Chairman of Viventia Biotech Inc.

     Prof. Meir Heth has served on Teva's board since 1977 and as Chairman of the Board from 1994 to 2002. During his service at Teva, Prof. Heth served as Chairman of the Executive Committee for an extended period. Recently, Prof. Heth was designated as the financial expert on Teva's audit committee. Prof. Heth has served as Chairman of the Board of Bank Leumi Le'Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962-1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth is a Professor at the Law School of the College of Management and serves as Chairman of Psagot-Ofek Investment House Ltd. and as a director of Nilit Ltd.

     Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashqelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Health Care Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He has served as a director at Elbit Medical Imaging since 1997 and at Israel Laser Industries from 1994 to 1998. He received his M.D. from Geneva University in 1952 and his Ph.D. in Surgery from Tufts University in 1969.

     Dr. Max Reis has a Ph.D. in Chemical Engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School. From 1971 until 1986 he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990, he served as President of Technion Israel Institute of Technology. From 1992 until 1999, he was Chairman of the Audit Committee of the Board of Directors of the Union Bank of Israel. Today, he is Chairman of Degem Systems Ltd. and serves on the boards of Oridion Medical Ltd., Yachin Hakal Ltd., and Gaon Holdings Ltd.

     Carlo Salvi commenced his service on Teva's board upon completion of the acquisition by Teva of Sicor Inc. in January 2004. Previously, Mr. Salvi served as Vice Chairman of Sicor from August 2001. Mr. Salvi was Sicor's President and Chief Executive Officer from August 1998 to September 2001. In addition, Mr. Salvi served as a director of Sicor since February 1997 and was Chairman of the Board of Sicor S.p.A. from February 1997 to June 1999. Prior to the merger of Gensia Inc. and Rakepoll Holdings in 1997, Mr. Salvi was a consultant to Alco Chemicals Ltd. from 1995 to 1997 and served as General Manager of Alco from 1986 to 1995.

     Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of Teva's board from 1992 until 2002 and presently serves as a director of Ofer Technologies Ltd. and "Am-Shav" Initiative and Technological Applications Ltd.

     Prof. Gabriela Shalev has been a member of the Faculty of Law of the Hebrew University since 1964, where from 1986 she held the position of Professor of Contract Law. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was a member of the board of directors and chairperson of the audit committee of Bank Hapoalim Ltd., Israel's largest commercial bank, from 1990 until 1996. Since 1995, she has been a member of the board of directors and chairperson of the audit committee of the Israel Electric Company. Currently she is also a director of Koor Industries Ltd. and Osem Investments Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as a Statutory Independent Director under the Israeli Companies Law.

     David Shamir has served as the General Manager of Texas Instruments Israel Ltd since 2001. From 1986 to 2001, he served in several R&D and management positions in Motorola Semiconductor Israel Ltd. He received his B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology in 1986.

Board Practices and Committees
------------------------------

     Teva's board of directors is currently comprised of 14 persons, five of whom are being considered for election at this Annual Meeting. Ten of the board members have been determined to be independent within the meaning of applicable Nasdaq regulations. The board includes two Statutory Independent Directors, as mandated under the Israeli Companies Law, which also requires that such directors meet additional criteria to help ensure their independence. See "-- Statutory Independent Directors" below. The terms of the directors are set forth in the table above.

     All directors are entitled to review and retain copies of Teva's documentation and examine Teva's assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of Teva (subject to approval by the board or by the appropriate court).

     Board Practices and Procedures. Teva's board members are generally elected for terms of three years. Teva believes that this system of multi-year terms allows Teva's directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business.

     Board Meetings. Meetings of the board of directors are generally held every four to six weeks throughout the year, with additional special meetings scheduled when required. The board held 15 meetings during 2004.

     Executive Sessions of the Board. The independent members of the board met in executive session (without management or non-independent directors' participation) one time during 2004. They will continue to meet in executive session on a regular basis.

     Directors Service Contracts. Teva does not have any contracts with any of its non-executive directors that would provide for benefits upon termination of employment.

     Home Country Practice. Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations.

     Communications with the Board. Shareholders or other interested parties can contact any director or committee of the board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn:
Corporate Secretary or Internal Auditor.

     Comments or complaints relating to Teva's accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other bodies of the Company. The board has adopted a global "whistleblower" policy, which provides employees and others an anonymous means of communicating with the audit committee.

     Statutory Independent Directors

     Under the Israeli Companies Law, publicly held Israeli companies such as Teva are required to appoint not less than two Statutory Independent Directors. All Statutory Independent Directors must also serve on the audit committee. All other board committees must include at least one Statutory Independent Director. Such Statutory Independent Directors are appointed by the general meetings by the holders of a majority of Teva's ordinary shares and must meet certain non-affiliation criteria - all as provided under Israeli law. A Statutory Independent Director is appointed for an initial term of three consecutive years, and may be reappointed for one additional three-year term. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to Statutory Independent Directors. At present, Dr. Leora (Rubin) Meridor and Prof. Gabriela Shalev serve in this capacity.

     Committees of the Board

     Teva's Articles of Association provide that the board of directors may delegate its powers to one or more committees of the board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee must include at least one Statutory Independent Director. The board has appointed audit, compensation, nominating, finance, science and technology, and community affairs committees. In 2004, the board and all of its committees held a total of 47 meetings.

     Audit Committee

     The Israeli Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include all Statutory Independent Directors and may not include certain members, as provided under Israeli Companies Law (such as the Chairman of the Board, or any director who is employed by Teva or regularly provides services to Teva). Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company's internal auditor and independent registered public accounting firm, making recommendations to the board to improve such practices and approving certain transactions with interested parties.

     In accordance with the Sarbanes-Oxley Act of 2002 and Nasdaq requirements, Teva's audit committee is directly responsible for the appointment, compensation and oversight of Teva's independent registered public accounting firm. In addition, the audit committee is responsible for assisting the board in monitoring Teva's financial statements, the effectiveness of its internal control over financial reporting and its compliance with legal and regulatory requirements. During 2004, Teva adopted an audit committee charter embodying these responsibilities, which is attached hereto as Exhibit A. Prior to its adoption of the charter, Teva relied on an exemption from the Nasdaq requirement and instead followed its home country practice of following the above mandates under the Israeli Companies Law. The audit committee charter sets forth the scope of the committee's responsibilities, including its structure, processes and membership requirements; purpose; and specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

     The current members of Teva's audit committee are Dov Shafir (Chairman), Prof. Gabriela Shalev, Dr. Leora (Rubin) Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2004, the committee held 10 meetings. The board has determined that Prof. Meir Heth is an audit committee financial expert, as defined by applicable SEC regulations.

     Compensation Committee

     The compensation committee is responsible for determining, or recommending for determination, the compensation of Teva's executive and other officers and making proposals to the board with respect to the terms of employment of such individuals. The current members of Teva's compensation committee are Prof. Meir Heth (Chairman), Harold Snyder, Dov Shafir, Abraham E. Cohen and Prof. Gabriela Shalev or, in her absence, Dr. Leora (Rubin) Meridor, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2004, the committee held 12 meetings.

     Nominating Committee

     The role of the nominating committee is to recommend to the board the slate of director nominees for election to the board of directors and to identify and recommend candidates, subject to the approval of the board of directors, to fill vacancies occurring between annual shareholder meetings. Before recommending an incumbent, replacement or additional director, the committee will review his/her qualifications, including capability, availability to serve, conflicts of interest and other relevant factors. Members of the nominating committee are Prof. Meir Heth (Chairman), Prof. Moshe Many, Dov Shafir, Abraham E. Cohen and Dr. Leora (Rubin) Meridor or, in her absence, Prof. Gabriela Shalev, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. The committee held one meeting in 2004.

     Finance Committee

     The finance committee is responsible for overseeing financial strategies and financing policies, as well as a variety of other financial-related matters. The current members of the committee are Eli Hurvitz (Chairman), Dr. Leora (Rubin) Meridor, Prof. Gabriela Shalev, Carlo Salvi and Prof. Meir Heth. The committee held four meetings in 2004.

     Science and Technology Committee

     The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of innovative and generic R&D and Teva's relationship with the scientific community. The current members of the committee are Prof. Moshe Many (Chairman), Eli Hurvitz, Prof. Gabriela Shalev, or in her absence, Dr. Leora (Rubin) Meridor, Prof. Michael Sela, Dr. Max Reis, Dov Shafir, Abraham E. Cohen and Harold Snyder. The committee held three meetings in 2004.

     Community Affairs Committee

     The community affairs committee is primarily engaged in the review and oversight of Teva's programs relating to community and public policy issues. These activities include financial and other participation with respect to various medical, educational and cultural institutions and events. The current members of the committee are Eli Hurvitz (Chairman), Ruth Cheshin, Prof. Gabriela Shalev, Prof. Meir Heth, Dov Shafir, Leslie Dan and Prof. Michael Sela. The committee held two meetings in 2004.

Code of Ethics
--------------

     Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on Teva's intranet site, upon request to its human resources department, to investors by contacting Teva's investor relations department and to others through the legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K. As referred to above, the board of directors has approved a whistleblower policy, which functions in coordination with Teva's code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its board of directors.



PROPOSAL 5: APPROVAL OF LIABILITY INSURANCE
-------------------------------------------

     The Israeli Companies Law requires shareholder approval of the purchase of liability insurance for directors. The purchase of such insurance is standard practice for companies similar to Teva, and Teva believes that the purchase of such insurance is critical to maintaining and attracting quality directors and officers. The audit committee of the board of directors approved, and the board of directors approved and recommends that the shareholders approve, the purchase of director's and officer's liability insurance for the directors and officers of the Company and its subsidiaries, with the same existing annual coverage of up to $250 million, for the period from June 1, 2005 through May 31, 2006.



PROPOSAL 6: APPROVAL OF THE TEVA PHARMACEUTICAL INDUSTRIES LIMITED 2005 OMNIBUS
            LONG-TERM SHARE INCENTIVE PLAN
            ------------------------------

     The board of directors has approved and recommends that the shareholders approve the Company's 2005 Omnibus Long-Term Share Incentive Plan (the "Plan"). Substantially all of the ordinary shares and options available for grant under the Company's current employee stock option plans have been granted. In addition to the grant of stock options, the Plan also allows for the grant of performance shares, performance share units, restricted stock, restricted stock units and other equity-based awards. The following summary is not a complete description of all provisions of the Plan and is qualified in its entirety by reference to the text of the Plan, which is attached hereto as Exhibit B.

Term of the Plan
----------------

     If approved by shareholders, the Plan will be effective as of August 1, 2005. No incentive would be granted under the Plan after July 31, 2010, although the term and exercise of incentives that were previously granted may extend beyond that date.

Shares Available for Issuance Under the Plan
--------------------------------------------

     The Plan would provide for a maximum of 50 million ordinary shares (or American Depository Shares representing ordinary shares ("ADSs")) in a "fungible pool of shares" available for issuance thereunder (or pursuant to exercise of options to be granted thereunder). That pool of shares will be reduced by one share for every stock option that is granted, and "full-value" shares reduce the pool by the ratio of the current share price to the Company's current option Black-Scholes value, each as determined on or about the date of the grant of the award. For example, if the Company's option Black-Scholes value is 33%, then each "full-value" share reduces the pool by three shares. "Full-value" incentives consist of performance shares, performance share units, restricted stock, restricted share units and other incentive awards denominated in full ordinary shares or ADSs.

     In no event may incentive awards representing more than 1.6% of Teva's outstanding ordinary shares be granted in any calendar year.

     Any ordinary shares under the Plan that are not purchased or awarded under an incentive that has lapsed, expired, terminated or been canceled may be used for the further grant of incentives under the Plan. Incentives and similar awards issued by an entity that is merged into or with the Company, acquired by the Company or otherwise involved in a similar corporate transaction with the Company are not considered issued under the Plan.

Purpose
-------

     The Plan is intended to encourage officers and key employees of the Company and directors, officers and key employees of its subsidiaries and affiliates to acquire the Company's ordinary shares or ADSs. The board believes that the Plan will serve the interests of the Company and its shareholders because it allows approximately 1,500 eligible participants to have a greater personal financial interest in the Company through ownership of, or the right to acquire, its ordinary shares or ADSs, which in turn will stimulate the efforts of the participants on the Company's behalf, and maintain and strengthen their desire to remain with the Company. The board also believes that the Plan will assist in the recruitment of individuals who may be eligible to participate in the Plan. It is intended that the Plan shall serve as the primary plan under which equity-based awards are awarded on a worldwide basis to eligible participants who are employed by or perform services for the Company or the Company's subsidiaries and affiliates, following receipt of all regulatory approvals, to the extent required.

General Administration
----------------------

     Plan Administration. Under the Plan, the board of directors will have exclusive authority to: (i) approve one or more subplans that will be established in accordance with the overall terms of the Plan, to facilitate local administration of the Plan in Israel and in various other jurisdictions in which the Company and its subsidiaries operate, and to conform the broad provisions of the Plan with legal and tax requirements of each such jurisdiction (each a "Subplan"); (ii) annually allocate the portion of ordinary shares to be specifically utilized in connection with each Subplan and determine the types of incentive awards to be granted thereunder; (iii) annually establish broad guidelines, policies and parameters that shall be applicable to all incentive awards granted under the Subplans during the forthcoming year, as the board deems appropriate (the "Annual Policies"); (iv) grant awards to the Company's executive officers; (v) approve any changes to the Plan or any Subplan (other than a change in the overall number of ordinary shares covered by the Plan), as may be necessary to comply with legal or tax requirements or which they may otherwise deem necessary and appropriate; and (vi) make determinations with respect to adjustments of ordinary shares pursuant to the terms of the Plan. Any of such authorities might be delegated to a committee comprised of "independent directors" as defined under Nasdaq rules, and shall include at least one Statutory Independent Director (as defined under Israeli law), subject and to the extent such delegation is permitted under applicable law.

                  In all other respects, the Plan would be administered (a) at the level of the Plan itself, by a committee appointed by the board as determined in the last sentence of the preceding paragraph, and (b) at the Subplan level by a committee appointed by the governing board of the local Company subsidiary and consisting of not less than two members (each such committee, as applicable, the "Committee"). The Committee will have the power, subject to the terms of the Plan and any Annual Policies, to the extent such policies have been adopted, to approve eligible participants, determine the type or types of incentives to be granted to each participant, and the terms and conditions of any incentive granted, and interpret and administer the Plan or applicable Subplan and any incentive award or other similar agreement. The terms and provisions of incentives and the agreements evidencing incentives need not be uniform among participants, whether or not such participants are similarly situated. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the administration of the Plan or any Subplan, shall, to the maximum extent permitted by applicable law, be within its discretion and shall be final, binding and conclusive upon the Company, its subsidiaries and all participants.

Eligibility
-----------

     Eligible Participants. Directors, officers and key employees of the Company and its subsidiaries and affiliates who have been approved by the Committee as participants would be eligible to receive grants of incentives under the Plan. No individual would at any time have a right to be selected for participation in the Plan. Incentives granted to directors of the Company would be subject to the prior approval of the shareholders of the Company. Participation in the Plan would be limited to participants who have entered into a written agreement evidencing the terms of an incentive award.

Types of Incentive Awards Available Under the Plan
--------------------------------------------------

     Options. The board and the Committee may grant options under the Plan to participants ("Options"). The exercise price of each Option would be determined by the Committee; provided, that the exercise price shall not be less than 100% of the fair market value of an ADS/ordinary share on the date the Option is granted, or the grant thereof is approved, as applicable under the laws or regulations of the various jurisdictions. The period of each Option would be fixed by the Committee and would not exceed nine years from the date of grant (the "Termination Date"), unless otherwise determined by the Committee.

     Subject to any acceleration of Options in connection with a change in control of the Company or other similar corporate transactions, Options granted under the Plan will vest and become exercisable subject to vesting no earlier than the second anniversary of the date of grant.

     Unless otherwise determined by the Committee, if, prior to the Termination Date, a participant ceases to be employed by the Company or a subsidiary or affiliate, as applicable, for any reason other than death, disability, retirement or cause, Options will remain exercisable, to the extent they were exercisable at the time of cessation of employment, for a period not extending beyond three months after the date of cessation of employment, and in no event later than the Termination Date. If a participant's employment is terminated for cause, or ceases to be employed by voluntary termination at a time when the Company, or any subsidiary or affiliate, as applicable, is entitled to terminate such participant's employment for cause, such participant's Options (both vested and unvested Options) shall terminate immediately, unless prohibited by applicable law. The terms and conditions under which a participant's Options shall otherwise terminate in connection with any cessation of employment would be provided in the participant's incentive award agreement.

     Performance Share Awards. The board and the Committee may grant awards under which payment shall be made in ADSs/ordinary shares if the performance of the Company or any subsidiary, business unit, division or affiliate of the Company approved by the board or the Committee during the award period meets certain goals established by the Committee ("Performance Share Awards"). Performance goals may include share price, pre-tax profits, earnings per share, return on shareholders' equity, return on assets, sales, net income or any combination of the foregoing or any other financial or other measurement established by the Committee ("performance goals"). At any time prior to the end of an award period, the Committee may revise the performance goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, business unit, division or affiliate of the Company. The Committee will establish the method of calculating the amount of payment to be made under a Performance Share Award if the performance goals are met, including the fixing of a maximum payment, which shall be expressed in terms of ADSs/ordinary shares. In order to receive payment, a grantee of a Performance Share Award must remain in the employ of the Company or any subsidiary or affiliate until the completion of the award period, except that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable. The Committee may, in its discretion, at the time of the granting of a Performance Share Award, provide that the cash equivalent of any dividends declared on the ordinary shares during the award period shall be paid to the participant at the time the Performance Shares become payable to the participant.

     Performance Share Unit Awards. The board and the Committee may grant performance share units (each, a "Performance Share Unit," and any award of Performance Share Units is referred to as a "Performance Share Unit Award") to participants. Each Performance Share Unit is a notional unit representing the right to receive one ordinary share on a settlement date based upon the satisfaction of the applicable performance goals. At any time prior to the end of an award period, the Committee may revise the performance goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, business unit, division or affiliate of the Company. The Committee will establish the method of calculating the amount of payment to be made under a Performance Share Unit Award if the performance goals are met, including the fixing of a maximum payment, which shall be expressed in terms of ADSs/ordinary shares. In order to receive payment, a grantee of a Performance Share Unit Award must remain in the employ of the Company or any subsidiary or affiliate until the performance goals are satisfied, except that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable. A Participant who has been granted a Performance Share Unit Award shall have no rights other than those of a general creditor of the Company. A Performance Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms of the participant's incentive award agreement.

     Restricted Share Awards. The board and the Committee may grant restricted ADSs/ordinary shares to a Participant ("Restricted Share Awards"). The Committee may also designate whether any Restricted Share Award is intended to be performance-based. A grantee of a Restricted Share Award (other than performance-based awards) must remain in the employment of the Company, subsidiary or affiliate during a period designated by the Committee in order to retain the ADSs/ordinary shares under the Restricted Share Award; provided that, unless specifically determined by the Committee, the Restricted Share Award will be subject to vesting no earlier than the second anniversary of the date of grant If the grantee leaves the employment of the Company, subsidiary or affiliate prior to the end of such period, the Restricted Share Award would terminate and the ADSs/ordinary shares would be returned immediately to the Company, or cancelled. The Committee may also provide for complete or partial exceptions to the employment restriction as it deems equitable. During the restricted period, the grantee would be entitled to vote such ordinary shares and, subject to the Committee's discretion in certain cases, receive dividends. Furthermore, during such period, the grantee may not transfer such ordinary shares, and each certificate for ADSs/ordinary shares issued shall contain a legend giving appropriate notice of the restrictions in the grant.

     Restricted Share Unit Awards. The board and the Committee may grant restricted share units (each, a "Restricted Share Unit," and any award of Restricted Share Units is referred to as a "Restricted Share Unit Award") to participants. Each Restricted Share Unit is a notional unit representing the right to receive one ordinary share on a settlement date. Upon a date or dates on or following the expiration of a restricted period during which a grantee must remain in the employment of the Company, subsidiary or affiliate, the

Company shall settle the Restricted Share Unit Award, unless earlier forfeited, by delivering: (i) a number of ordinary shares equal to the number of Restricted Share Units subject to the Restricted Share Unit Award then vested and not otherwise forfeited; and (ii) if applicable, a number of ordinary shares having a value equal to any unpaid dividends declared on such ordinary shares during the restricted period. Unless specifically determined by the Committee, the Restricted Share Unit will be subject to vesting no earlier than the second anniversary of the date of grant. The Committee may, in its discretion, provide for complete or partial exceptions to the employment restriction as it deems equitable. A Participant who has been granted a Restricted Share Unit Award shall have no rights other than those of a general creditor of the Company. A Restricted Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms of the participant's incentive award agreement. The Committee may designate whether any Restricted Share Unit Award is intended to be performance-based.

     Other Share-Based Awards. The board may establish other share-based awards payable in ADSs/ordinary shares, which may be granted to participants by the board or Committee based on such terms and conditions not inconsistent with the terms of the Plan and which may be made as additional compensation for services rendered by a participant or may be in lieu of cash or other compensation.

Other Information
-----------------

     Amendments to or Termination of the Plan. The board may from time to time amend the Plan as permitted by applicable statutes, rules and regulations, except that it may not, without the consent of the participants affected, revoke or alter, in a manner unfavorable to participants, any incentives then outstanding. The board also may not amend the Plan where shareholder approval is required by applicable law or regulation. The board may discontinue the Plan at any time.

     Transferability. Incentives granted under the Plan are not assignable or transferable, except for limited circumstances upon a grantee's death or as determined by the Committee pursuant to the terms of any written incentive award agreement.

     Change in Control Provisions. The terms of any incentive award agreement shall provide in the award agreement that, upon a Change in Control (as defined below) of the Company, all restrictions with respect to Options, Restricted Share Awards, Restricted Share Unit Awards and Other Share-Based Awards, as applicable, shall lapse and such awards shall become vested and exercisable in full; provided, however, that (1) the participant is employed on the effective date of the Change in Control, or has incurred an involuntary termination of employment without cause on account of the Change in Control within the three months prior to the effective date of the Change in Control, and (2) the terms and conditions of the incentive award agreement for the applicable incentive award do not prohibit such treatment. In addition, the board has the discretion to terminate and cash-out outstanding Options upon a Change in Control.

     Upon a Change in Control, the successor company may assume or substitute for an Option. An Option shall be considered assumed or substituted for if following the Change in Control the award confers the right to purchase, for each ordinary share subject to the Option, immediately prior to the Change in Control, the common stock of the successor company; provided, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the board or the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise of an Option, for each ordinary share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of ordinary shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the board in its sole discretion and its determination shall be conclusive and binding.

     With respect to Performance Share Awards and Performance Share Unit Awards, the terms of the incentive award agreement shall provide that upon a Change in Control of the Company, a pro rata portion of the Performance Share Award or Performance Share Unit Award, as applicable, shall be considered earned and payable, based on the portion of the award period completed as of the date of the Change in Control. The shares based on the portion of the award period not yet completed will be assumed, converted, or replaced with restricted stock or restricted stock units in the successor's company and will remain subject to performance goals for the remainder of the award period; provided, however, that if the successor company does not assume, convert or replace the remaining Performance Share Awards or Performance Share Unit Awards, the full award will be considered earned and payable upon the Change in Control.

     For purposes of the Plan, a "Change in Control" is defined to mean a change in ownership or control of the Company effected through any of the following transactions:

     A merger, consolidation or other reorganization approved by the Company's shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction; or

     The sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company; or

     Any transaction or series of related transactions pursuant to which any person or any group of persons comprising a "group" within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act") (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly the beneficial owner (within the meaning of the Exchange Act) of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of the Company's securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstanding securities held by one or more of the Company's shareholders; or

     The individuals who constituted the Company's board of directors as of the effective date of the Plan (the "Incumbent Board") cease for any reason to constitute at least a majority of the directors of the Company; provided, however, that individuals whose election, or whose nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds (2/3) of the Incumbent Board shall be considered, for purposes of the Plan, members of the Incumbent Board; and provided, further, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "election contest" (as described in the Exchange Act) (an "Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the board of the Company (a "Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest.

United States Federal Income Taxes
----------------------------------

     The following is a brief discussion of the U.S. Federal income tax consequences of transactions relating to options under the Plan based on the Internal Revenue Code of 1986, amended (the "Code"). The Plan is not qualified under Section 401(a) of the Code. This discussion is not intended to be exhaustive and does not describe state or local tax consequences.

     With respect to the Options, which are nonqualified options and not incentive stock options that satisfy the requirements of Code Section 422: (1) no income is realized by the participant at the time the Option is granted; (2) generally, at exercise, ordinary income is realized by the participant in an amount equal to the difference between the exercise price paid for the ordinary shares and the fair market value of the ordinary shares on the date of exercise, and the participant's employer is generally entitled to a tax deduction in the same amount subject to applicable tax withholding requirements; and (3) at sale, appreciation (or depreciation) after the date as of which amounts are includable in income is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.



PROPOSAL 7: AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION
            (INDEMNIFICATION OF DIRECTORS AND OFFICERS)
            -------------------------------------------

     In March 2005, the Israeli Legislature adopted an amendment to the 1999 Israeli Companies Law that codified a company's ability to provide indemnification to corporate officers for expenses incurred in connection with certain kinds of governmental inquiries or investigations in certain circumstances. The proposed amendment to Section 103 of Teva's Articles of Association incorporates the provisions of this new legislation. At the same time, a number of other language and phrasing amendments have been included in the proposed amendment to Section 103 to make the text more closely parallel the provisions of the 1999 Israeli Companies Law, as amended. The proposed amendment has been approved by the audit committee and the board of directors of the Company.

     The proposed revised version of Section 103 of Teva's Articles is set forth below. The amendment is shown in English translation; however, the Hebrew version of the Articles is binding on the Company. Note that under both Israeli Law and the Company's Articles, the term "officer" encompasses both officers and directors.

     "103. Subject to the provisions of the Law, the Company shall be entitled to agree in advance to indemnify any officer of the Company, as a result of a liability or an expense imposed on him or her or expended by him or her as a result of any action which was performed by said officer in his or her capacity as an officer of the Company, in respect of any of the following:

     (a) Financial liability imposed upon said officer in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law, provided that the agreement to indemnify shall be limited to events that, in the opinion of the Board of Directors of the Company, are foreseeable, in light of the Company's activities at the time that the agreement of indemnification was given, and shall further be limited to amounts or criteria that the Board of Directors has determined to be reasonable under the circumstances, and provided further that in the agreement of indemnification the events that the Board of Directors believes to be foreseeable in light of the Company's activities at the time that the agreement of indemnification was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the relevant circumstances.

     (b) Reasonable litigation expenses, including attorney fees, expended by the officer as a result of an inquiry or a proceeding conducted in respect of such officer by an authority authorized to conduct same, which was concluded without the submission of an indictment against said officer and either (i) without any financial penalty being imposed on said officer instead of a criminal proceeding (as such term is defined in the Israeli Companies Law, 1999), or (ii) with a financial penalty being imposed on said officer instead of a criminal proceeding, in respect of a criminal charge which does not require proof of criminal intent.

     (c) Reasonable litigation expenses, including attorney fees, which said officer shall have expended or shall have been obligated to expend by a court of law, in any proceedings which shall have been filed against said officer by or on behalf of the Company or by another person, or with regard to any criminal charge of which said officer was acquitted, or with regard to any criminal charge of which said officer was convicted which does not require proof of criminal intent."



PROPOSAL 8: AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION
            (INCREASE IN REGISTERED SHARE CAPITAL)
            --------------------------------------

     The board of directors has approved an increase in the registered share capital of the Company by NIS 50,000,000 to a total of NIS 150,000,000 by the creation of 500,000,000 additional ordinary shares of par value NIS 0.1 each, and the amendment of Article 6 of the Company's Articles of Association in accordance with the foregoing so that it will read as follows:

     "The registered share capital of the Company is NIS 150,000,000 (one hundred and fifty million New Israeli Shekels) consisting of 1,500,000,000 shares of NIS 0.1 par value each, divided as follows:

     1,499,575,693     Ordinary Shares, par value NIS 0.1 per share

     424,247           Ordinary "A" Shares, par value NIS 0.1 per share

     60                Deferred shares, par value NIS 0.1 per share."

     If the amendment is approved by the affirmative vote of at least 75% of the shares voting at the Annual Meeting in person or by proxy, the board would then have the power, without soliciting shareholder approval, to issue additional authorized shares, except to the extent that such approval may be required by law or Nasdaq or other regulations, and such additional authorized shares may be issued for such consideration, cash or otherwise, at such times and in such amounts as the board in its discretion may determine. The future issuance by the Company of ordinary shares may dilute the equity ownership of current shareholders of the Company.

     Over the past several years, the Company has issued, or reserved for issuance, ordinary shares in connection with stock splits, acquisitions and financings. These include the 100% stock splits effected in February 2000, in December 2002 and most recently in June 2004. In addition, the Company issued an aggregate of 46,657,668 ADRs in connection with the acquisition of Sicor, Inc. in January 2004 and further reserved for issuance an aggregate of 30,133,232 ordinary shares upon conversion of the $1.1 billion of convertible debentures sold in connection with the Sicor acquisition. As a result of such transactions, the Company has approximately 266.8 million shares remaining available for future issuance on a fully diluted basis. Accordingly, in order to maintain flexibility for future stock splits, acquisitions and financings, the board is recommending that the Company's shareholders approve the proposed amendment.



PROPOSAL 9: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
------------------------------------------------------------------------

     The audit committee of the board of directors recommends that the shareholders appoint Kesselman & Kesselman, a member of PwC, as the Company's independent registered public accounting firm for the year ending December 31, 2005, and further authorize the audit committee to determine their compensation and the board of directors to ratify such determination.

     Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from shareholders.

Independent Registered Public Accounting Firm Fees
--------------------------------------------------

     Teva paid the following fees for professional services rendered by PwC, as Teva's independent registered public accounting firm, for the years ended December 31, 2004 and 2003:

                                2004              2003
                                ----              ----
                                  ($ in thousands)
Audit Fees                  $     3,816      $     2,287
Audit-Related Fees                  808            1,182
Tax Fees                          5,133            4,871
All Other Fees                       25               16
--------------------------- -----------      -----------
Total                       $     9,782      $     8,356

     The audit fees for the years ended December 31, 2004 and 2003 were for professional services rendered for the audits of Teva's annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

     The audit-related fees for the years ended December 31, 2004 and 2003 were for assurance and related services related to due diligence regarding mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

     Tax fees for the years ended December 31, 2004 and 2003 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

     All other fees for the years ended December 31, 2004 and 2003 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm
---------------------------------

     Teva's audit committee is responsible for the oversight of its independent registered public accounting firm's work. The audit committee's policy is to pre-approve all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and all other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and Teva's management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

                                    Exhibit A
                                    ---------

                     Teva Pharmaceutical Industries Limited

                             Audit Committee Charter


Status

     The Audit Committee is a committee of the Board of Directors (the "Board").

Membership

     The Audit Committee shall consist of three (3) or more directors (other than the Chairman of the Board), all of whom, in the judgment of the Board, shall be independent in accordance with the requirements of the Israeli Companies Law - 1999 (the "Companies Law"), the U.S. Securities and Exchange Commission (the "SEC") and NASDAQ. The Committee shall include the Company's two
(2) independent external directors ("Statutory Independent Directors") elected in accordance with the Companies Law. Each member shall have, in the judgment of the Board, the ability to read and understand the Company's basic financial statements. A member of the Audit Committee shall be, in the judgment of the Board, an audit committee financial expert in accordance with the rules and regulations of the SEC and may also serve as the audit committee financial expert who, in the judgment of the Board, shall have accounting or related financial management expertise in accordance with NASDAQ listing standards. The Chairman of the Audit Committee (the "Chairman") shall be designated by the Board.

Purpose

     The Audit Committee shall represent and assist the Board with the oversight of: (a) the integrity of the Company's financial statements; (b) the qualifications and independence of the Company's independent registered public accounting firm; (c) the effectiveness of the Company's internal controls; and
(d) the performance of the Company's internal audit function and its independent registered public accounting firm. Furthermore, in accordance with the Companies Law, the Audit Committee shall approve any transaction or act requiring its approval and find defects, to the extent such exist, in the business management of the Company, in consultation with the Company's independent registered public accounting firm and internal auditor, and propose to the Board ways of correcting them. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board as a whole.

Responsibilities

     1. Select and retain (subject to approval by the Company's shareholders), and terminate when appropriate, the independent registered public accounting firm, set the independent registered public accounting firm's compensation (subject to approval by the Company's shareholders and/or the Board), oversee and evaluate the work of the independent registered public accounting firm and pre-approve all audit services to be provided by the independent registered public accounting firm.

     2. Pre-approve all permitted non-audit services to be performed by the independent registered public accounting firm and establish policies and procedures for the engagement of the independent registered public accounting firm to provide permitted audit and non-audit services.

     3. At least annually, receive and review: (a) a report by the independent registered public accounting firm describing the independent registered public accounting firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board review of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, in respect of one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent registered public accounting firm.

     4. At least annually, consider the independence of the independent registered public accounting firm, including whether the provision by the independent registered public accounting firm of permitted non-audit services is compatible with its independence, and obtain and review a report from the independent registered public accounting firm describing all relationships between the auditors and the Company.

     5. Review with the independent registered public accounting firm: (a) the scope and results of the audit; (b) significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including critical accounting policies, judgments made in connection with the preparation of the financial statements and analyses of the effects of alternative U.S. generally accepted accounting principles ("U.S. GAAP"); (c) any problems or difficulties that the independent registered public accounting firm encountered in the course of the audit work, and management's response; (d) any accounting adjustments that were proposed by the independent registered public accounting firm but were "passed" (as immaterial or otherwise) and any material communications between the audit team and the independent registered public accounting firm's national office respecting auditing or accounting issues presented by the engagement; and (e) any questions, comments or suggestions the independent registered public accounting firm may have relating to the internal controls, or accounting practices and procedures, of the Company or its subsidiaries.

     6. Review, at least annually, the scope and results of the internal audit program, including then current and future programs of the Company's internal auditor, procedures for implementing accepted recommendations made by the independent registered public accounting firm, and any significant matters contained in reports from the internal auditor.

     7. Review with the independent registered public accounting firm, the internal auditor and management: (a) the adequacy and effectiveness of the systems of internal controls (including any significant deficiencies, material weaknesses and significant changes in internal controls reported to the Audit Committee by the independent registered public accounting firm or management), accounting practices, and disclosure controls and procedures, and management reports thereon, of the Company and its subsidiaries; (b) any material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences; and (c) current accounting trends and developments; and take such action with respect thereto as may be deemed appropriate.

     8. Review with management and the independent registered public accounting firm the annual and quarterly financial statements of the Company, including:
(a) the Company's disclosures under "Operating and Financial Review and Prospects"; (b) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 20-F or Form 6-K with the SEC; and (c) the items required by Statement of Auditing Standards 61 as in effect at that time, in the case of the annual statements, and Statement of Auditing Standards 100 as in effect at that time, in the case of the quarterly statements.

     9. Recommend to the Board, based on the review described in paragraphs 4 and 8 above, whether the financial statements should be included in the annual report on Form 20-F.

     10. Review from time to time with the Company's management earnings press releases, as well as Company policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies.

     11. Discuss the Company's policies with respect to risk assessment and risk management, including any off-balance sheet arrangements, and review contingent liabilities and risks that may be material to the Company and major legislative and regulatory developments which could materially impact the Company's contingent liabilities and risks.

     12. Review: (a) the status of compliance with laws, regulations, and internal procedures; and (b) the scope and status of systems designed to promote the Company's compliance with laws, regulations and internal procedures, including the Company's Code of Business Conduct, through receiving reports from management, legal counsel and third parties, as determined by the Audit Committee.

     13. Establish procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters, as well as for the confidential and anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

     14. Establish policies for the hiring of employees and former employees of the independent registered public accounting firm.

     15. Obtain the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee, and receive appropriate funding from the Company, as determined by the Audit Committee, for the payment of compensation to any such advisors.

     16. Conduct an annual performance evaluation of the Audit Committee and evaluate the adequacy of its charter.

     17. Approve, in accordance with the Companies Law and NASDAQ requirements, and subject to

Board and/or shareholder approval to the extent required, any:

     a. proposed transaction in which an executive officer or director of the Company (an "office holder") has a direct or indirect personal interest and which is outside the ordinary course of the Company's business, and which is not in accordance with market conditions or may materially influence the earnings, assets or liabilities of the Company;

     b. material action that may otherwise be deemed to constitute a breach of the duty of loyalty of any office holder, provided that such action is done in good faith and does not cause the Company harm;

     c. terms of service of directors (including terms of their employment as officers of the Company); and

     d.   indemnification of, insurance for, and exemptions to, office holders;

     subject, in each case, to the condition that any such transaction does not harm the Company's welfare, as determined by the Audit Committee. The Audit Committee shall not be entitled to grant these approvals unless at least one of the two Statutory Independent Directors was present at the meeting in which the approval was given.

Meetings

     The Audit Committee shall meet at least six (6) times each year and at such other times as it deems necessary to fulfill its responsibilities. The Company's internal auditor and the independent registered public accounting firm shall be given notice of Audit Committee meetings and shall be entitled to participate therein, unless the Audit Committee determines to exclude them from all or any part of the meeting. Upon the request of the Company's internal auditor to convene a meeting of the Audit Committee to discuss a particular matter, the Chairman shall convene such meeting within a reasonable time following the date of the request, provided that the Chairman shall believe that there is a good reason for such a meeting. The Audit Committee shall periodically meet separately, in executive session, with management, the internal auditor and the independent registered public accounting firm. The Committee shall periodically report to the Board with respect to its activities and make recommendations to the Board, as appropriate.

Limitation of Committee's Role

     While the Audit Committee has the authority, powers and responsibilities set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete, accurate, and in accordance with U.S. GAAP and applicable legal, accounting, and other requirements. These are the responsibilities of the Company's management and the independent registered public accounting firm.

Charter Amendment

     Any member of the Audit Committee may submit proposed Charter amendments to the Board. The Board shall circulate any proposed Charter amendment to members of the Committee immediately upon receipt. By a majority vote, the Board may approve amendments to this Charter.

                                    Exhibit B
                                    ---------

                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                   2005 OMNIBUS LONG-TERM SHARE INCENTIVE PLAN


1.   Purpose
     -------

     The Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan (the "Plan") is intended to encourage directors, officers and key employees of Teva Pharmaceutical Industries Limited (the "Company") and its subsidiaries and affiliates to acquire the Company's ordinary shares, par value NIS 0.1 ("Ordinary Shares"), or American Depositary Shares ("ADSs") representing Ordinary Shares. Each ADS currently represents one Ordinary Share. It is believed that the Plan will serve the interests of the Company and its shareholders because it allows Participants (as defined in Section 3 below) to have a greater personal financial interest in the Company through ownership of, or the right to acquire, its Ordinary Shares or ADSs, which in turn will stimulate the efforts of the Participants on the Company's behalf, and maintain and strengthen their desire to remain with the Company. It is believed that the Plan also will assist in the recruitment of individuals who may be eligible to participate in the Plan.

     It is intended that the Plan shall serve as the primary plan under which equity-based awards are awarded on a worldwide basis to Participants who are employed by or perform services for the Company or the Company's subsidiaries and affiliates.

2.  Administration
    --------------

     The Board of Directors of the Company (the "Board") will have exclusive authority to (i) approve one or more subplans that will be established, within the parameters and according to the overall terms and provisions of the Plan, to facilitate local administration of the Plan in Israel and in various other jurisdictions in which the Company and its subsidiaries operate, and to conform the broad provisions of the Plan with legal and tax requirements of each such jurisdiction (each a "Subplan"); (ii) annually allocate from within the aggregate number of Ordinary Shares covered by the Plan, a portion of such Ordinary Shares to be specifically utilized in connection with each of the Subplans, and determine the types of Incentives (as defined in Section 5 below) to be granted; (iii) annually establish such broad overriding policies, broad guidelines or parameters that shall be applicable to all Incentives granted under the Subplans during the forthcoming year as the Board may deem appropriate (the "Annual Policies"); (iv) grant awards to executive officers of the Company;
(v) approve any supplements to or amendments, restatements or alterations of the Plan or any such Subplan (other than a change in the overall number of Ordinary Shares covered by the Plan), as may be necessary to comply with legal or tax requirements or which they may otherwise deem necessary and appropriate, and
(vi) make determinations with respect to adjustments of Ordinary Shares pursuant to Section 6(b). Any such actions or authority may be delegated to a committee comprised of "independent directors" as defined under the rules and regulations of the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), and shall include at least one Statutory Independent Director (as defined under Israeli law), subject and to the extent such delegation is permitted under applicable law.

     In all other respects, the Plan shall be administered (a) at the level of the Plan itself, by a committee appointed by the Board as determined in the last sentence of the preceding paragraph, and (b) at the Subplan level by a committee appointed by the governing board of the local Company subsidiary and consisting of not less than two members (each such committee, as applicable, the "Committee"). The Committee shall have the power, within the parameters and terms and conditions of the Plan and any Annual Policies, to the extent that such policies may have been adopted, to (i) approve the Participants to whom Incentives may be granted under the Plan (or any Subplan); (ii) determine the type or types of Incentives to be granted to each Participant; (iii) determine the terms and conditions of any Incentive granted; and (iv) interpret and administer the Plan or applicable Subplan and any instrument or agreement entered into under or in connection with the Plan or any such Subplan, including any Incentive award agreement. The terms and provisions of Incentives and the agreements evidencing Incentives need not be uniform and may be made selectively among Participants who receive, or are eligible to receive, Incentives under the Plan or any Subplan, whether or not such Participants are similarly situated.

     The Committee shall have the responsibility of construing and interpreting the Plan and any Subplan, including the right to construe disputed Plan provisions, and of establishing, amending and construing such rules and regulations as it may deem necessary or desirable for the proper administration of the Plan or any Subplan. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan or any Subplan and of its rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion and shall be final, binding and conclusive upon the Company, or the relevant Company subsidiary, all Participants and any person claiming under or through any Participant.

     For the purpose of this Section and all subsequent Sections, (i) the Plan shall be deemed to include this Plan and any Subplans, supplements to or amendments, restatements or alternative versions of this Plan or any Subplan approved by the Board which, in the aggregate, shall constitute one Plan governed by the terms set forth herein, and (ii) the Committee shall be deemed to include such other governing board (or a sub-committee of such board) pursuant to which its authority under the Plan has been delegated, as permitted by applicable law and the rules and regulations of NASDAQ.

3.  Eligibility
    -----------

     (a) Participants. Directors, officers and key employees of the Company and its subsidiaries and affiliates who have been approved by the Committee as participants (collectively referred to as "Participants" and individually as a "Participant") shall be eligible to receive grants of Incentives under the Plan. Incentives granted to directors of the Company shall be subject to the prior approval of the shareholders of the Company. Once such approval is obtained, the Ordinary Shares subject to Incentives shall count against the maximum number of Ordinary Shares permitted to be issued under the Plan pursuant to Section 6(a). Participation in the Plan shall be limited to Participants who have entered into a written agreement evidencing the terms of an Incentive award granted pursuant to the terms of the Plan. However, no individual shall at any time have a right to be selected for participation in the Plan.

     (b) No Right to Continued Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company or its subsidiaries or affiliates to terminate the employment of a Participant at any time, nor confer upon any Participant the right to continue in the employ of the Company or its subsidiaries or affiliates, as applicable. No director, officer or key employee shall have a right to receive an Incentive or any other benefit under this Plan or, having been granted an Incentive or other benefit, to receive any additional Incentive or other benefit. Except as may be otherwise specifically stated in any other employee benefit plan, policy or program, neither any Incentive under this Plan nor any amount realized from any such Incentive shall be treated as compensation for the purpose of calculating an employee's benefit under any such benefit plan, policy or program.

4.  Term of the Plan
    ----------------

     This Plan shall be effective as of August 1, 2005, subject to the approval of the Plan by the shareholders of the Company at the 2005 Annual Meeting (the "Effective Date"). No Incentive shall be granted under the Plan after July 31, 2010, but the term and exercise of Incentives granted theretofore may extend beyond that date.

5.  Incentives
    ----------

     Incentives under the Plan may be granted in any one or a combination of the following awards: (a) Share Options; (b) Performance Share Awards; (c) Performance Share Unit Awards; (c) Restricted Share Awards; (e) Restricted Share Unit Awards; and (f) other Share-Based Awards (collectively, "Incentives"). All Incentives shall be subject to the terms and conditions set forth in the Plan and in any Incentive award agreement executed by the Participant and the Company and such other terms and conditions as may be established by the Committee.

6.  Ordinary Shares Available for Incentives; Adjustments; Delay in Delivery;
    -------------------------------------------------------------------------
    Limit on Aggregate Incentives and Change in Control Provisions
    --------------------------------------------------------------

     (a) Ordinary Shares Available. Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares (or ADSs representing Ordinary Shares) that may be issued under the Plan is 50 million in a fungible pool of Ordinary Shares. The maximum number of available Ordinary Shares will be reduced by one Ordinary Share for every Share Option that is awarded, and any award other than a Share Option (each, a "Full-Value Award") shall reduce the pool by the ratio of the current fair market value of an Ordinary Share (determined pursuant to Section 7(b)) to the current Black-Scholes value of a Share Option, determined on or about the date on which the Full-Value Award is granted (for example, in the event the Black-Scholes value of a Share Option is 33% on or about the date of grant, a Full-Value Award representing one Ordinary Share will reduce the pool by three Ordinary Shares). In no event may Incentives representing more than 1.6% of the Company's then outstanding Ordinary Shares be granted to Participants in any calendar year. Any Ordinary Shares under this Plan that are not purchased or awarded under an Incentive that has lapsed, expired, terminated or been canceled may be used for the further grant of Incentives under the Plan. Incentives and similar awards issued by an entity that is merged into or with the Company, acquired by the Company or otherwise involved in a similar corporate transaction with the Company are not considered issued under this Plan. Ordinary Shares under this Plan may be delivered by the Company from its authorized and newly issued Ordinary Shares or from issued and reacquired Ordinary Shares held as treasury stock, or both. In no event shall fractional shares be issued under the Plan.

     (b) Adjustment of Ordinary Shares. The aggregate number of ADSs/Ordinary Shares that may be purchased or acquired pursuant to Incentives granted hereunder, the number of ADSs/Ordinary Shares covered by each outstanding Incentive and the price per share with respect to any Share Option shall be appropriately adjusted for any increase or decrease in the number of outstanding Ordinary Shares resulting from stock splits, recapitalizations, reorganizations or any other subdivision or consolidation of Ordinary Shares or for other capital adjustments or payments of stock dividends or distributions or other increases or decreases in the outstanding Ordinary Shares effected without receipt of consideration by the Company. Any adjustment shall be conclusively determined by the Board in its sole discretion.

     (c) Delay in Delivery.

     (i) The Company is relieved from any liability for the nonissuance or nontransfer, or for any delay in the issuance or transfer of any ADSs/Ordinary Shares subject to Incentives, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such ADSs/Ordinary Shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

     (ii) Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing ADSs/Ordinary Shares or in the delivery thereof to Participants, or any act or omission of the Company-designated brokerage firm in relation to the ADSs/Ordinary Shares.

     (d) Limit on Aggregate Incentives. In any calendar year, subject to adjustment pursuant to Section 6(b), aggregate Incentives granted to Participants may not cover more than 1.6% of the Company's then outstanding Ordinary Shares.

     (e) Change in Control Provisions.

     (i) Impact of Change in Control on Share Options, Restricted Share Awards, Restricted Share Unit Awards and other Share-Based Awards. The terms of each Incentive shall provide in the Incentive award agreement evidencing the Incentive that, upon a Change in Control (as defined below), (a) Share Options outstanding as of the date of the Change in Control shall become fully vested and exercisable (b) restrictions on Restricted Share Awards and Restricted Share Unit Awards shall lapse and the Restricted Share Awards and Restricted Share Unit Awards shall become free of all restrictions and limitations and become vested, and (c) the restrictions and other conditions applicable to any other Share-Based Awards shall lapse, and such other Share-Based Awards shall become free of all restrictions, limitations or conditions and become fully vested in full and transferable to the full extent of the original grant, subject in each case to any terms and conditions contained in the Incentive award agreement evidencing such Incentive, including but not limited to a condition that such treatment will apply only if the Participant remains employed on the effective date of the Change in Control or has incurred an involuntary termination of employment without cause on account of the Change in Control, as determined by the Board or the Committee in its discretion, within a period of up to 3 months prior to the effective date of the Change in Control. Notwithstanding any other provision of the Plan, the Board or the Committee in its discretion, may determine that, upon the occurrence of a Change in Control, each Share Option outstanding shall terminate within a specified number of days after notice to the Participant, and such Participant shall receive, with respect to each Ordinary Share subject to such Share Option, an amount equal to the excess of the fair market value (determined on the basis provided in Section 7(b)) of such share immediately prior to the occurrence of such Change in Control over the exercise price per share of such Share Option, such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Board or Committee, in its discretion, shall determine.

     (ii) Assumption of Share Options Upon Change in Control. In the event of a Change in Control, the successor company may assume or substitute for a Share Option. For the purposes of this Section 6(e)(ii), a Share Option shall be considered assumed or substituted for if following the Change in Control the award confers the right to purchase, for each Ordinary Share subject to the Share Option immediately prior to the Change in Control, the common stock of the successor company; provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Board or the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise of a Share Option for each Ordinary Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Ordinary Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Board in its sole discretion and its determination shall be conclusive and binding.

     (iii) Impact of Change in Control on Performance Share Awards and Performance Share Unit Awards. The terms of any Performance Share Award or Performance Share Unit Award shall provide in the Incentive award agreement evidencing the Performance Share Award or Performance Share Unit Award that, upon a Change in Control:

          (A) a pro rata portion of Performance Share Awards or Performance Share Unit Awards shall be considered to be earned and payable based on the portion of the Award Period (defined below) completed as of the date of the Change in Control and based on performance to such date, or if performance to such date is not determinable, based on target performance, and

          (B) the remaining portion of Performance Share Awards and Performance Share Unit Awards shall be assumed, converted or replaced with restricted stock or restricted stock units, as applicable, in the successor company's shares based on the portion of the Award Period not yet completed and based on target performance. Such assumed, converted or replaced portion of the Performance Share Award or Performance Share Unit Award shall be restricted for the remainder of the Award Period. If the successor company does not assume, convert or replace the remaining portion of the Performance Share Award or Performance Share Unit Award as described in this Section 6(e)(iii)(B), the full award shall be considered earned and payable upon consummation of the Change in Control. Notwithstanding the foregoing, the

Incentive award agreement for a Performance Share Award or Performance Share Unit Award may provide that, in the event of an involuntary termination of the Participant's employment with the Company or any subsidiary or affiliate without cause on account of the Change in Control, as determined by the Board or the Committee in its sole discretion, within a period of up to 3 months prior to the effective date of the Change in Control and/or in the event of an involuntary termination of the Participant's employment without cause in such successor company within the period of up to 24 months following such Change in Control, the award shall be considered immediately and fully earned and payable.

     (f) Definition of Change in Control. For purposes of the Plan, Change in Control shall mean a change in ownership or control of the Company effected through any of the following transactions:

     (i) A merger, consolidation or other reorganization approved by the Company's shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction; or

     (ii) The sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company; or

     (iii) Any transaction or series of related transactions pursuant to which any person or any group of persons comprising a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of the Company's securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstanding securities held by one or more of the Company's shareholders; or

     (iv) The individuals who constituted the Board as of the Effective Date (the "Incumbent Board") cease for any reason to constitute at least a majority of the directors of the Company; provided, however, that individuals whose election, or whose nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds (2/3) of the Incumbent Board shall be considered, for purposes of this Plan, members of the Incumbent Board; and provided, further, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "election contest" (as described in Rule 14a-11 promulgated under the Exchange Act) (an "Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board (a "Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest.

7.  Share Options
    -------------

     The Committee may grant options ("Share Options") hereunder to Participants. The Share Options shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

     (a) Incentive Award Agreement. All Share Options granted pursuant to this
Section 7 shall be evidenced by a written Incentive award agreement in such form and containing such terms and conditions as the Committee shall determine that are not inconsistent with the provisions of the Plan. With respect to Share Options granted to U.S. Participants, such Share Options granted are not intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code (the "Code") and shall be designated as options which do not so qualify.

     (b) Share Option Price. The exercise price of each Share Option granted under the Plan shall be determined by the Committee; provided, that the exercise price shall not be less than 100 percent of the fair market value (as defined below) of an Ordinary Share or ADS on the date the Share Option is granted, or the grant thereof is approved, as applicable under the laws or regulations of the various jurisdictions.

     At any time when the Ordinary Shares or ADSs are quoted on the Tel Aviv Stock Exchange Ltd. ("TASE"), NASDAQ or any other national securities exchange, subject to applicable law, the fair market value shall be the closing price on TASE, NASDAQ or such other exchange, as applicable, on the date on which the option is granted, or, if not quoted on that day, then on the last preceding date on which such Ordinary Shares or ADSs are quoted. If the Ordinary Shares or ADSs are not quoted on TASE, NASDAQ or listed on an exchange, or if representative quotes are not otherwise available, the fair market value of the Ordinary Shares or ADSs shall mean the amount determined by the Committee to be the fair market value based upon a good faith attempt to value the Ordinary Shares or ADSs accurately and computed in accordance with applicable laws, rules and regulations.

     (c) Share Option Period. The period of each Share Option shall be fixed by the Committee, provided that, unless otherwise determined by the Committee, the period for Share Options shall not exceed nine years from the date of grant (the "Termination Date").

     (d) Exercise of Share Option and Payment. No ADSs/Ordinary Shares shall be issued until full payment of the option price has been made. Payment for the ADSs/Ordinary Shares acquired pursuant to a Share Option shall be made in full, upon exercise of the Share Option, in immediately available funds, by cash or certified or bank cashier's check.

     (e) First Exercisable Date. The Committee shall determine how and when ADSs/Ordinary Shares covered by a Share Option may be purchased. Subject to
Section 6(b), Share Options granted under the Plan shall vest and become exercisable subject to vesting no earlier than the second anniversary of the date of grant. Share Options may be exercisable in whole or in part and if an option is exercisable in part, the portion thereof which is exercisable and not exercised shall remain exercisable.

     (f) Termination of Share Options. Unless otherwise determined by the Committee, if prior to the Termination Date, a Participant ceases to be employed by the Company or a subsidiary or affiliate, as applicable, (i) for any reason other than death, disability, retirement or for cause, the Share Option will remain exercisable by the Participant for a period not extending beyond three months after the date of cessation of employment, but in no event later than the Termination Date, to the extent it was exercisable at the time of cessation of employment, and (ii) by reason of termination of employment for cause, or by voluntary termination at a time when the Company, or any subsidiary or affiliate, as applicable, is entitled to terminate such Participant's employment for cause, the Share Option (both vested and unvested options) shall terminate immediately, unless prohibited by applicable law. The terms and conditions under which a Participant's Share Options shall terminate in connection with any cessation of employment, other than as provided in (i) or (ii) above, shall be provided in the Participant's Incentive award agreement.

     (g) Escrow Agreement. The Committee may require a Participant who receives a Share Option to enter into an escrow or trustee agreement providing that such Share Option, or the Ordinary Shares to distributed in connection with the exercise thereof, will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

     For purposes of the Plan, in the case of a Participant who is a director, references to employment herein shall be deemed to refer to such director's service in such capacity.

8.  Performance Share Awards
    ------------------------

     The Committee may grant awards under which payment shall be made in ADSs/Ordinary Shares if the performance of the Company or any subsidiary, division or affiliate of the Company approved by the Committee during the Award Period (defined below) meets certain goals established by the Committee ("Performance Share Awards"). Such Performance Share Awards shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

     (a) Incentive Award Agreement. The terms of any Performance Share Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan.

     (b) Award Period and Performance Goals. The Committee shall determine and include in a Performance Share Award grant the period of time for which a Performance Share Award is made ("Award Period"). The Committee also shall establish, consistent with any Annual Policies, to the extent that any such policies may have been established, performance objectives ("Performance Goals") to be met by the Company or any subsidiary, division or affiliate of the Company during the Award Period as a condition to payment of the Performance Share Award. The Performance Goals may include share price, pre-tax profits, earnings per share, return on shareholders' equity, return on assets, sales, net income or any combination of the foregoing or any other financial or other measurement established by the Committee. The Performance Goals may include minimum and optimum objectives or a single set of objectives.

     (c) Payment of Performance Share Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Award if the Performance Goals are met, including the fixing of a maximum payment. The Performance Share Award shall be expressed in terms of ADSs/Ordinary Shares and referred to as "Performance Shares." After the completion of an Award Period, the performance of the Company or subsidiary, division or affiliate of the Company, as applicable, shall be measured against the Performance Goals, and the Committee or the Board shall determine, in accordance with the terms of such Performance Share Award, whether all, none or any portion of a Performance Share Award shall be paid.

     (d) Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, division or affiliate of the Company and which, in the judgment of the Committee, makes the application of the Performance Goals unfair unless a revision is made.

     (e) Requirement of Employment. A grantee of a Performance Share Award must remain in the employ of the Company or any subsidiary or affiliate until the completion of the Award Period in order to be entitled to payment under the Performance Share Award; provided, that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable.

     (f) Escrow Agreement. The Committee may require a Participant who receives a Performance Share Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of a Performance Share Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law. To the extent deemed appropriate by the Committee, such escrow or trustee agreements may include a request to transfer the record ownership of such Ordinary Shares into the name of the escrow agent.

     (g) Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Award, provide that the cash equivalent of any dividends declared on the Ordinary Shares during the Award Period, and which would have been paid with respect to Performance Shares had they been owned by a grantee, shall be paid to the Participant at the time the Performance Shares become payable to the Participant.

9.  Performance Share Unit Awards
    -----------------------------

         The Committee may grant performance share units (each, a "Performance Share Unit," and any award of Performance Share Units is hereafter referred to as a "Performance Share Unit Award") to Participants. Each Performance Share Unit is a notional unit representing the right to receive one Ordinary Share as provided in Section 9(c). Each Performance Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

     (a) Incentive Award Agreement. The terms of any Performance Share Unit Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan.

     (b) Award Period and Performance Goals. The Committee shall determine and include in a Performance Unit Share Award grant the Award Period. The Committee also shall establish, consistent with any Annual Policies, to the extent that any such policies may have been established, Performance Goals to be met by the Company or any subsidiary, business unit, division or affiliate of the Company during the Award Period as a condition to settlement of the Performance Share Unit Award. The Performance Goals may include minimum and optimum objectives or a single set of objectives.

     (c) Payment of Performance Share Unit Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Unit Award if the Performance Goals are met, including the fixing of a maximum payment. The Performance Share Unit Award shall be expressed in terms of ADSs/Ordinary Shares and referred to as "Performance Unit Shares." After the completion of an Award Period, the performance of the Company or subsidiary, division or affiliate of the Company, as applicable, shall be measured against the Performance Goals, and the Committee or the Board shall determine, in accordance with the terms of such Performance Share Unit Award, whether all, none or any portion of a Performance Share Unit Award shall be paid.

     (d) Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, division or affiliate of the Company and which, in the judgment of the Committee, makes the application of the Performance Goals unfair unless a revision is made.

     (e) Requirement of Employment. A grantee of a Performance Share Unit Award must remain in the employ of the Company or any subsidiary or affiliate until the completion of the Award Period in order to be entitled to payment under the Performance Share Unit Award; provided, that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable.

     (f) Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Unit Award, provide that the cash equivalent of any dividends declared on the Ordinary Shares during the Award Period, and which would have been paid with respect to Performance Unit Shares had they been owned by a grantee, shall be paid to the Participant at the time the Performance Unit Shares become payable to the Participant.

     (g) Escrow Agreement. The Committee may require a Participant who receives a Performance Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of a Performance Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

     (h) Creditors' Rights. A Participant who has been granted a Performance Share Unit Award shall have no rights other than those of a general creditor of the Company. A Performance Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Incentive award agreement.

10. Restricted Share Awards

     The Committee may grant ADSs/Ordinary Shares to a Participant, which shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe ("Restricted Share Award"):

     (a) Incentive Award Agreement. The terms of any Restricted Share Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

     (b) Requirement of Employment. A grantee of a Restricted Share Award must remain in the employment of the Company, subsidiary or affiliate during a period designated by the Committee in order to retain the ADSs/Ordinary Shares under the Restricted Share Award; provided that, unless specifically determined by the Committee, the Restricted Share Award shall be subject to vesting no earlier than the second anniversary of the date of grant ("Restricted Share Restriction Period"). If the grantee leaves the employment of the Company, subsidiary or affiliate prior to the end of the Restricted Share Restriction Period, the Restricted Share Award shall terminate and the ADSs/Ordinary Shares shall be returned immediately to the Company, or cancelled. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable.

     (c) Rights of Holders of Restricted Share Awards. Beginning on the date of grant of the Restricted Share Award and subject to the execution of an Incentive award agreement, the Participant shall become a shareholder of the Company with respect to any Ordinary Shares subject to the Restricted Share Award and shall have all the rights of a shareholder, including the right to vote such Ordinary Shares and, subject to the Committee's discretion pursuant to Section 10(f), the right to receive distributions made with respect to such Ordinary Shares.

     (d) Restrictions on Transfer and Legend on Ordinary Share Certificates. During the Restricted Share Restriction Period, the grantee may not sell, assign, transfer, pledge or otherwise dispose of Ordinary Shares. Each certificate for ADSs/Ordinary Shares issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

     (e) Lapse of Restrictions. All restrictions imposed under the Restricted Share Award shall lapse upon the expiration of the Restricted Share Restriction Period if the conditions as to employment set forth above have been met. The grantee shall then be entitled to have the legend removed from the certificates.

     (f) Performance Goals. The Committee may designate whether any Restricted Share Award is intended to be performance-based. Any such Restricted Share Award shall be conditioned on the achievement of one or more Performance Goals (as defined in Section 8(b)) (subject to revision as provided in Section 8(d)).

     (g) Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law. To the extent deemed appropriate by the Committee, such escrow or trustee agreements may include a request to transfer the record ownership of such Ordinary Shares into the name of the escrow agent.

     (h) Dividends. The Committee may, in its discretion, at the time of the Restricted Share Award, provide that any dividends declared on the Ordinary Shares during the Restricted Share Restriction Period shall be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restricted Share Restriction Period.

11. Restricted Share Unit Awards
    ----------------------------

     The Committee may grant restricted share units (each, a "Restricted Share Unit," and any award of Restricted Share Units is hereafter referred to as a "Restricted Share Unit Award") to Participants. Each Restricted Share Unit is a notional unit representing the right to receive one Ordinary Share on the Settlement Date (as defined below). Each Restricted Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

     (a) Incentive Award Agreement. The terms of any Restricted Share Unit Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the ADSs/Ordinary Shares.

     (b) Requirement of Employment. A grantee of a Restricted Share Unit Award must remain in the employment of the Company, subsidiary or affiliate during a period designated by the Committee in order to receive ADSs/Ordinary Shares under the terms of the Incentive award agreement; provided that, unless specifically determined by the Committee, the Restricted Share Award shall be subject to vesting no earlier than the second anniversary of the date of grant ("Restricted Unit Restriction Period"). If the grantee leaves the employment of the Company, subsidiary or affiliate prior to the end of the Restricted Unit Restriction Period, the Restricted Share Unit Award shall terminate, and all rights of the grantee to such award shall terminate. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable.

     (c) Settlement of Restricted Share Units. Upon a date or dates on or following the expiration of the Restricted Unit Restriction Period, unless earlier forfeited, the Company shall settle the Restricted Share Unit Award by delivering (i) a number of Ordinary Shares equal to the number of Restricted Share Units subject to the Restricted Share Unit Award then vested and not otherwise forfeited, and (ii) if applicable, a number of Ordinary Shares having a value equal to any unpaid dividends declared on the Ordinary Shares subject to the Restricted Share Unit Award during the Restricted Unit Restriction Period. No Ordinary Shares shall be issued to Participants at the time a Restricted Share Unit Award is granted.

     (d) Creditors' Rights. A Participant who has been granted a Restricted Share Unit Award shall have no rights other than those of a general creditor of the Company. A Restricted Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Incentive award agreement.

     (e) Performance Goals. The Committee may designate whether any Restricted Share Unit Award is intended to be performance-based. Any such Restricted Share Unit Award shall be conditioned on the achievement of one or more Performance Goals (as defined in Section 8(b)) (subject to revision as provided in Section 8(d)).

     (f) Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

12. Other Share-Based Awards
    ------------------------

     The Board may establish other share-based awards payable in ADSs/Ordinary Shares (each, a "Share-Based Award"), which may be granted to Participants by the Committee based on such terms and conditions not inconsistent with the terms of the Plan as the Board or the Committee may determine in its sole discretion. Share-Based Awards may be made as additional compensation for services rendered by a Participant or may be in lieu of cash or other compensation to which the Participant is entitled from the Company or any subsidiary or affiliate.

13. Transferability
    ---------------

     Each Incentive granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee pursuant to the terms of any written Incentive award agreement in accordance with any other applicable law, rule or regulation.

14. Discontinuance or Amendment of the Plan
    ---------------------------------------

     The Board may discontinue the Plan at any time and may from time to time amend or revise the terms of the Plan as permitted by applicable statutes, rules and regulations, except that it may not, without the consent of the grantees affected, revoke or alter, in a manner unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Board amend the Plan without shareholder approval where the absence of such approval would cause the Plan to fail to comply with applicable law or regulation. Unless approved by the Company's shareholders or as otherwise specifically provided under this Plan, no adjustments or reduction of the exercise price of any outstanding Incentives shall be made in the event of a decline in stock price, either by reducing the exercise price of outstanding Incentives or through cancellation of outstanding Incentives in connection with a regranting of Incentives at a lower price to the same individual.

15. No Limitation on Compensation
    -----------------------------

     Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner that is not expressly authorized under the Plan.

16. No Constraint on Corporate Action
    ---------------------------------

     Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 14, to limit the right or power of the Company or any subsidiary or affiliate to take any action that such entity deems to be necessary or appropriate.

17. Withholding Taxes
    -----------------

     The Company or any of its subsidiaries or affiliates shall have the right to make all payments or distributions pursuant to the Plan to a Participant net of any applicable federal, state, local and foreign taxes required to be paid or withheld as a result of (a) the grant of any Incentive, (b) the exercise of a Share Option, (c) the delivery of Ordinary Shares, (d) the lapse of any restrictions in connection with any Incentive or (e) any other event occurring pursuant to the Plan. The Company, or any subsidiary or affiliate, as applicable, shall have the right to withhold from wages or other amounts otherwise payable to a Participant such withholding taxes as may be required by law, or to otherwise require the Participant to pay such withholding taxes. If the Participant shall fail to make such tax payments as are required, the Company or any of its subsidiaries or affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

18. Use of Proceeds
    ---------------

     The proceeds received by the Company from the sale of ADSs/Ordinary Shares under the Plan shall be added to the general funds of the Company and shall be used for general corporate purposes.

19. Provision for Foreign Participants
    ----------------------------------

     Incentives may be granted to Participants who are foreign nationals or employed outside Israel, or both, on such terms and conditions different from those applicable to Incentives to Participants employed in Israel as may, in the discretion of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee may also impose conditions on the exercise or vesting of Incentives in order to minimize the Company's obligation with respect to tax equalization for Participants on assignments outside their home countries.

20. Restrictions
    ------------

     The Committee shall have the power to impose such other restrictions on Incentives as it may deem necessary or appropriate to ensure that such Incentives satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code or any successor provision thereto, Section 102 of the Israeli Tax Ordinance or any other applicable tax law provision.

21. Governing Law
    -------------

     The Plan shall be construed in accordance with and governed by the laws of the State of Israel without giving effect to the principles of conflicts of laws.



                                      * * *

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                                      (Registrant)



                                        By:    /s/ Uzi Karniel
                                             -----------------------------------
                                             Name:  Uzi Karniel
                                             Title:  General Counsel and
                                                     Corporate Secretary


Date:  June  22, 2005